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                                                                   Exhibit 20.2


                                                         [LOGO OF THOMAS&BETTS]

________________________________________________________________________________


                           FIRST QUARTER 2001 EARNINGS
                             CONFERENCE CALL SCRIPT
                               MONDAY, APRIL, 2001
                         10:00 AM CENTRAL STANDARD TIME



PATRICIA A. BERGERON
VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

         Good morning and welcome to Thomas & Betts earnings conference call. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

         As you know, we released our first quarter 2001 earnings yesterday. We'll use our time together today to try to provide some perspective on this information. I would also like to note that we expect to file our Form 10-Q for the quarter within the next week or so.

         I want to remind everyone that our prepared and informal comments today may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts quarterly and annual filings with the Securities and Exchange Commission.

         I also want to recommend that listeners who may not be familiar with the Thomas & Betts story read our Annual Report on Form 10-K filed with the SEC last month. Investors should also read our prior press releases, conference call transcripts and SEC disclosures, particularly since the second quarter of 2000. These materials are available on the Thomas & Betts web site, WWW.TNB.COM.

         This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through next Monday, May 7. The replay number is (402) 220-1450.

         Kevin Dunnigan will open our discussion today, followed by John Murphy. We'll then open the phone lines and take your questions.


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T. KEVIN DUNNIGAN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Good morning and thank you for joining us today.

         It's a great day in Memphis and hopefully this is a harbinger of things to come.

         Just a month ago, we closed the book on a very ugly chapter in the history of our company when we filed our year-end 2000 financial results. At that time, we said that we had turned the corner and were on our way back. Our first quarter results demonstrate that this statement is even truer today, despite that fact that we were not yet profitable.

         Our goal was to demonstrate sequential, quarter-over-quarter improvement in several key metrics. We're off to good start. Just the fact that we were able to close the books and report our results on a more "normal"
schedule indicates that much of the internal churning is over.

         For several months, we have told you that our focus was on managing our cash and fixing the big issues hampering our performance. We feel very positive about what we've accomplished and have a great degree of optimism and confidence about the future. As I commented in our release, our goal is to break even in the second quarter and show sequential improvement for the balance of the year. Of course, our performance will be affected by the economy, particularly construction markets.

         In prior conference calls, we've spoken at length with you about our focus on improving working capital. The first quarter again showed the fruits of our labor and John Murphy will address the progress in accounts receivable and inventory in a few minutes.

         I would like to emphasize the intangible side of these improvements - the change in our culture that is helping drive our ability to more effectively manage our working capital.

         It's very difficult for an outside observer to appreciate how hard it is to change an organization's culture. But we've done it. We've shifted from an internal to a customer focus. In other words, instead of exerting our energy and resources to enhance our systems, our distribution and our logistics capabilities, which are necessary, we are again focused on being excellent marketers, manufacturers and innovators.

         Most significantly, the division presidents understand that they are fully accountable for managing every facet of their businesses. This sounds elementary but for a long time, the T&B management structure didn't allow them to fully control their business and didn't hold them accountable. What's neat about the change underway here is that, at the same time they've sharpened their focus on their own business, they are also performing as a team more effectively than they have in the recent past.

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         A new culture is just one the changes underway here. We spent much of the 100 pages in our year 2000 Form 10-K providing an overview of the changes underway at Thomas & Betts. The list of strategic, procedural, operational and resource changes we've made is exhausting to read and even more exhausting to recite. So I don't intend to rehash it today. Suffice it to say that none of these changes were made capriciously. We've been very focused and disciplined in our approach to restoring our foundation for growth. We've tackled all the big issues and been careful not to overextend our resources.

         Having said that, there is one last project now underway that is well worth mentioning. We have begun to take a comprehensive look at what we call the "revenue cycle" - how we interact internally and with our customers at all stages of the relationship. This multi-pronged effort will look at the links between our pricing, quotations, order entry, ship-from-stock-and-debit, returned goods and claims processing functions and the effect on customer relations and service. It's a big job but is absolutely critical to taking our performance to the next level.

         As I said earlier, it's all about being customer focused. Being a world-class manufacturer isn't enough. We've got to manage our relationships with our customers and our distributors in a manner that offers a competitive advantage and sustainable growth.

         Another break with the past is how we are now reporting our segments. Beginning in the first quarter, we have broken our Other sales and earnings into the two components: Steel Structures and HVAC products. This change leaves us with four reportable segments: Electrical, Steel Structures, Communications and HVAC. Let me take a minute now to comment briefly on each of these businesses.

         In the Electrical segment, we took a big hit on the top line, due largely to the severe weather and adverse economic conditions in the U.S. which affected commercial and industrial markets. Residential construction and retail markets were also lower year over year. In this segment, we had two things affect us: First, we had some impaired product lines or businesses that we exited. The reduced sales volumes led to unfavorable manufacturing variances. We have taken action to offset this unfavorable performance by reducing factory staffing and spending. We've also moved to further cut SG&A by reducing staff and costs in all areas.

         Our Steel Structures business continues to perform well. We are in a sold-out position in this business through mid-2002. We have added some capacity but are limited in what we can do without incurring significant capital expenses. We will be increasing capital expenditures in this business this year in order to prepare for growth next year.

         Our Communications segment is actually operating much better than it has for some time, although we are now facing significantly weaker demand for cable TV

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products. CATV distributors are aggressively reducing their inventories in both the U.S. and Canada. Despite sales being down almost 30 percent on an apples to apples basis, earnings were only down about 13 percent.

         Lastly, our HVAC segment reported lower sales as a result of changes in our Early Order Program. This is a seasonal business and we also have softer demand for engineered products. We historically gave discounts and dating on early orders programs in order to level manufacturing. We have now reduced our discounts as we feel we will be able handle the increased volume later on in the year. This will increase our sales in sequential quarters and improve profitability.

         While the income statement continues to be a work in progress, the important point is that we are focused and taking action to create the cost structure appropriate to our size and competitive situation as well as improve our strategic positioning.

         To close, I want to comment on the outlook.

         2001 is a transitional year for Thomas & Betts. But we have good momentum upon which to build. While it's still early in the second quarter, we believe that we are on track to break even this quarter and be profitable by year-end.

         Our success is the result of the hard work of many people at Thomas & Betts and I want to take this opportunity to publicly thank the dedicated T&B team of employees around the world.

         Thank you for your continued support. I will now turn the call over to John Murphy.










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JOHN P. MURPHY
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

        Good morning.

        If you didn't know the recent history of Thomas & Betts, you would, in all likelihood, not be impressed with our first quarter performance. However, from our perspective, there is a silver lining to what looks like a very gray cloud. For the first time in a long time, the main performance driver was external market conditions rather than internal issues. This simple fact marks a major turning point in our return to financial and operational health.

         I am very pleased that we continued to make solid progress on all fronts during the quarter. We believe that we will be in a position to take full advantage of improved economic conditions when they return.

         We have also begun to feel more confident in our ability to forecast and were pleased that the first quarter results were broadly in line with our expectations. It has been frustrating for both you and us not to be able to provide meaningful guidance over the past year. Kevin's discussion of expected second quarter and future results marks another important step on the road to being "normal" again.

         We are especially pleased with the progress we continue to achieve on the balance sheet. Underlying performance in our accounts receivable improved again and, as we said in the press release, Days Sales Outstanding have decreased more than 30 percent since the beginning of the third quarter of last year.

         We believe that opportunities exist for further improvements in accounts receivable performance and we intend to pursue these opportunities vigorously throughout the remainder of the year. It is important to note that this effort is no longer being driven solely by corporate, but that all of the businesses are intently focused - and actively engaged -- on this important issue.

         We have also spoken to you at great length about our efforts to strengthen inventory controls. We are very pleased to have held overall inventory levels flat in the first quarter despite dramatically lower sales. However, as with accounts receivable, this work is not finished and we have targeted improvements for the remainder of the year.

         However, despite the progress in many areas, we still have a way to go to achieve the level of all-around performance that we believe is possible for our company. We have many improvement efforts underway, which will continue throughout the remainder of this transitional year.

         Finally, as Kevin said, our goal is to show sequential earnings improvement over the remaining three quarters of 2001, while maintaining an unrelenting focus on cash


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flow. The first quarter performance was a good beginning and we intend to continue in this vein throughout the year.

         To summarize, we have shown that we are successfully tackling the important issues. We continue to have a long journey in front of us to reach world-class performance levels, but we feel more confident about our progress every day.

         Thank you.  We will now open the call up for questions.





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